SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP EMPLOYEE SAVINGS PLAN
BP PARTNERSHIP SAVINGS PLAN
BP DIRECTSAVE PLAN
BPX ENERGY EMPLOYEE SAVINGS PLAN, FORMERLY KNOWN AS
BP LOWER 48 EMPLOYEE SAVINGS PLAN

501 Westlake Park Boulevard
Houston, Texas 77079

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James’s Square
London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of:

BP Employee Savings Plan;
BP Partnership Savings Plan;
BP DirectSave Plan; and
BPX Energy Employee Savings Plan, formerly known as BP Lower 48 Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BP Employee Savings Plan, the BP Partnership Savings Plan, the BP Direct Save Plan, and the BPX Energy Employee Savings Plan (the "Plans") as of December 31, 2018, the related statements of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on the Plans' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of assets (held at end of year) as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audits of the Plans' financial statements. The supplemental schedules are the responsibility of the Plans' management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Houston, Texas

June 7, 2019

We have served as the auditor of the Plans since 2018.

Report of Independent Registered Public Accounting Firm

The Investment Committee
BP Corporation North America Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan, the BP DirectSave Plan, and the BP Lower 48 Employee Savings Plan (collectively referred to as the Plans) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the BP Employee Savings Plan, the BP Partnership Savings Plan, and the BP Lower 48 Employee Savings Plan financial statements. The information in the supplemental schedules is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plans’ auditor since 1999.

Houston, Texas
June 7, 2018

EIN 36-1812780

BP EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BPX Energy Employee Savings Plan (Plan No. 100)
Investment in the BP Master Trust for Employee Savings Plans	$7,121,350	$27,790	$1,051	$133,477
Notes receivable from participants	66,616	525	-	1,599
Net assets available for benefits	$7,187,966	$28,315	$1,051	$135,076

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BPX Energy Employee Savings Plan (Plan No. 100)
Investment in the BP Master Trust for Employee Savings Plans	$7,797,205	$29,118	$1,130	$122,673
Notes receivable from participants	69,233	462	-	1,381
Net assets available for benefits	$7,866,438	$29,580	$1,130	$124,054

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP EMPLOYEE SAVINGS PLANS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2018
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BPX Energy Employee Savings Plan (Plan No. 100)
Additions of assets attributed to:
Participant contributions	$236,180	$2,192	$-	$13,353
Company contributions	141,372	801	-	19,349
Rollover contributions	38,650	396	-	777
Interest on notes receivable from participants	3,322	25	-	77
Total additions	419,524	3,414	-	33,556

Deductions of assets attributed to:
Distributions to participants	769,476	3,249	48	14,429
Administrative expenses	131	4	11	8
Net investment loss – BP Master Trust for Employee Savings Plans	328,389	1,426	20	8,097
Total deductions	1,097,996	4,679	79	22,534

Net increase (decrease) in net assets during the year	(678,472)	(1,265)	(79)	11,022

Net assets available for benefits:
Beginning of year	7,866,438	29,580	1,130	124,054
End of year	$7,187,966	$28,315	$1,051	$135,076

The accompanying notes are an integral part of these statements.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLANS

The accompanying financial statements comprise employee savings plans of BP Corporation North America Inc. (the “Company”) that participate in the BP Master Trust for Employee Savings Plans (the “Master Trust”). The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”).

The following description of the BP Employee Savings Plan, the BP Partnership Savings Plan, the BP DirectSave Plan and the BPX Energy Employee Savings Plan, formerly known as the BP Lower 48 Employee Savings Plan, (the “Plans”) provides only general information.  Participants should refer to the applicable Plan document and Summary Plan Description for additional information. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement.  The Plans provide that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. All plan assets are held in the Master Trust.  The trustee of the Master Trust is State Street Bank and Trust Company (“State Street”).

Fidelity Workplace Services, LLC (“Fidelity”) is the recordkeeper for the Plans. The Company is the Plan sponsor and the Company’s Head of Pensions and Benefits, Americas is the Plan Administrator for the Plans.

General

BP Employee Savings Plan

The BP Employee Savings Plan (“ESP”) was established on July 1, 1955. Generally, an employee of the Company (or a participating affiliate) is eligible to participate in ESP immediately upon the date of hire, as long as that employee is not eligible to participate in a separate Company-sponsored defined contribution plan. Employees who are represented by a labor organization that has bargained for and agreed to the provisions of ESP are also eligible.

Under ESP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined under the Plan, is matched each pay period by the Company. Participants are permitted to rollover amounts into ESP representing distributions from other qualified plans.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

The Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate. Automatically enrolled participants have their pre-tax deferral rate set at 7 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

Participants may convert eligible assets into Roth 401(k) accounts within the Plan.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in Company matching contribution accounts occurs with three years of vesting service. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $68,955 and $79,911, respectively.  The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.  During the 2018 plan year, $1,525,469 was used to reduce Company matching contributions.

BP Partnership Savings Plan

The BP Partnership Savings Plan (“PSP”) was established on April 1, 1988. Certain salaried employees of the Company who are associated with the Company’s retail operations and employees of Global Business Services Americas are eligible to participate in PSP immediately upon the date of hire. Salaried employees at the Company-operated retail locations are no longer eligible to participate in this Plan.  They are now eligible to participate in the BP DirectSave Plan.

Under PSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits.

A specified portion of the employee contribution, up to a maximum of 3 percent of compensation, as defined under the Plan, is matched each pay period by the Company.  Participants are permitted to rollover amounts into PSP representing distributions from other qualified plans.

The Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate.   Automatically enrolled participants have their pre-tax deferral rate set at 3 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

Participants may convert eligible assets into Roth 401(k) accounts within the Plan.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in Company matching contribution accounts occurs with three years of vesting service. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $132 and $460, respectively. The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.  During the 2018 plan year, $16,785 was used to reduce Company matching contributions.

BP DirectSave Plan

The BP DirectSave Plan (“DSP”) was established on April 1, 1988. Employees of the Company and its subsidiaries who are employees at Company-operated retail locations are eligible to participate in the Plan after six months of service. Salaried employees at Company-operated retail locations are eligible to participate in this Plan. Currently, there are no active employees contributing to the Plan.

Under DSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. The Company makes matching contributions to the participant’s account equal to $0.50 for each $1.00 of employee contributions up to 4 percent of eligible compensation, as defined under the Plan, each pay period. Participants are permitted to rollover amounts into DSP representing distributions from other qualified plans.

A participant may convert eligible assets into Roth 401(k) accounts within the Plan.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts occurs at 25 percent after two years of vesting service and 100 percent after three years of vesting service. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $128,893 and $137,448, respectively. The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.  During the 2018 plan year, $11,198 was used to pay eligible plan expenses.

BPX Energy Employee Savings Plan, formerly known as BP Lower 48 Employee Savings Plan

The BPX Energy Employee Savings Plan (“BPX”), formerly known as BP Lower 48 Employee Savings Plan, was established on January 1, 2015. Employees of the Company and its subsidiaries who are working in the BPX Energy, formerly Lower 48, business unit are eligible to participate in the Plan.  Participants were previously eligible to participate in ESP. Account balances may be moved from ESP to BPX at the participant’s direction. Effective November 1, 2018, the Company’s Lower 48 business unit changed its name to BPX Energy.  Effective the same date, the Plan name was changed to BPX Energy Employee Savings Plan.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Under BPX, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined under the Plan, is matched each pay period by the Company.  Participants are permitted to rollover amounts into BPX representing distributions from other qualified plans.

The Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate.  Automatically enrolled participants have their pre-tax deferral rate set at 7 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

A participant may convert eligible assets into Roth 401(k) accounts within the Plan.

The Company will contribute as soon as reasonably possible to the Master Trust a nonelective employer contribution each payroll period.  The contribution will be allocated to the account of each participant who is an active participant during such payroll period.  The amount for investment is equal to 7 percent of such participant’s compensation during such payroll period provided, however, that nonelective employer contributions made with respect to a calendar year on behalf of a participant may not exceed the IRS limitations.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in the nonelective and Company matching contribution accounts occurs with three years of vesting service. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $2,131 and $116,348. The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.  During the 2018 plan year, $388,644 was used to reduce Company matching contributions.

Investment Options

Investment options offered under the Plans include target date funds, equity and fixed-income (bond) index funds, a short-term investment fund, a stable value fund (Income Fund) and BP American Depository Shares (“BP ADS”) (the BP Stock Fund). Participants may change the percentage they contribute and the investment direction of their contributions daily. Company contributions are made in the form of cash contributions and are invested in funds selected by participants.

Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the Plan has restrictions or takes discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

Administrative Expenses/Fund Management Fees

Fees related to the administration of participant loans and overnight delivery charges are deducted from the applicable participant’s account.  All reasonable and necessary administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the investment management fees.  The Plans offer a managed accounts service to participants, which is an investment management service provided by Fidelity.  Advisory fees related to this service are paid by participants who elect to participate.

Payment of Benefits

Participants may elect to receive in-service withdrawals subject to various restrictions as described in the applicable Plan document. Upon termination of employment, a participant may elect to receive his or her vested account balance in a lump-sum payment or in installments. A participant may also elect to defer receipt of his or her vested account balance, partially or wholly, to a later date.

Notes Receivable from Participants

Except for DSP, participants are eligible to borrow from their account balances in the Plans. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant’s account or $50,000 less the participant’s highest loan balance outstanding during the preceding 12 months. Interest rates charged on unpaid balances are fixed for the duration of the loan. The interest rate charged is determined by the Plan Administrator based on the prevailing rates charged on similar commercial loans.  Repayment of loan principal and interest is generally made by payroll deductions which are credited to the participant’s account.

Plan Termination

The Company reserves the right to amend or terminate the Plans at any time. In the event of a plan termination, participants will become 100 percent vested in their Company matching contribution accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Payment of Benefits. Benefits are recorded when paid.

Transfers. Eligibility requirements differ from Plan to Plan.  If a participant becomes eligible for a different plan within BP’s control group, the participant is permitted to transfer balances from the old Plan to the new Plan at any time.  Plan transfers are accounted for in the statement of changes in net assets available for benefits. Plan-to-Plan transfers in each Plan were not significant.

Excess Contributions Payable. The Plans are required to return contributions received during the Plan year in excess of the Internal Revenue Code (“IRC”) limits.

New Accounting Pronouncement. In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). ASU 2017-06 clarifies the presentation requirements for a plan’s interest in a master trust and requires more detailed disclosures of a plan’s interest in a master trust. ASU 2017-06 is effective for entities for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented. Early application is permitted. Management is in the process of evaluating the impact of ASU 2017-06.

In August 2018, the FASB issued Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820) (“ASU 2018-13”). ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for entities for fiscal years beginning after December 15, 2019, with retrospective application to all periods presented. Early application is permitted. Management is in the process of evaluating the impact of ASU 2018-13.

Investment Valuation and Income Recognition. All investment assets held by the Master Trust (except for the stable value fund) are stated at fair value. Further information regarding the techniques used to measure the fair value of investment assets held by the Master Trust is detailed in Note 6 (Fair Value Measurements).

In connection with the stable value fund (Income Fund), the Master Trust invests in fully benefit-responsive investment contracts. See Note 5 (Master Trust). The stable value fund is measured at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants.  Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3.	FEDERAL INCOME TAX STATUS

The Plans have received determination letters from the IRS (dated as shown below) stating that the Plans are qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.

Plan	Date
ESP	July 1, 2016
PSP	April 19, 2016
DSP	April 19, 2016
BPX	April 19, 2016

Once qualified, the Plans are required to operate in conformity with the IRC in order to maintain their qualification.  Except for DSP, each Plan had an operational issue occur.  In order to prevent the Plans from incurring a qualification defect, the Plan Administrator is taking the necessary corrective action to bring the Plans’ operations into compliance with the IRC.  The Plan Administrator believes the Plans have maintained their tax-exempt status.  Therefore, no provision for income taxes has been included in the Plans’ financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions.  PSP is currently under IRS inspection for the year ended December 31, 2016.  There are no other audits for any tax periods in progress.  The Plan Administrator believes the Plans are no longer subject to income tax examinations for years prior to 2015.

4.	RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market risks and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

4.	RISKS AND UNCERTAINTIES (continued)

Included in investments at December 31, 2018 and 2017, are shares of BP ADS of $1,068 million and $1,179 million, respectively.  This investment represents 14.66 percent and 14.84 percent of total investments at December 31, 2018 and 2017, respectively.  A significant decline in the market value of the BP ADS would significantly affect the net assets available for benefits.

5.	MASTER TRUST

The purpose of the Master Trust is the collective investment of assets of participating plans. Participating plans include ESP, PSP, DSP and BPX.  Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

Benefit Responsive Investment Contracts. In connection with the stable value fund (Income Fund) investment option, the Master Trust enters into benefit responsive investment contracts. The Master Trust’s interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

The contracts provide for the payment of a stated interest crediting rate for a specified period of time.  The underlying assets are owned by the Master Trust.  Under the contracts, investment gains and losses on the underlying assets are not reflected immediately in the interest crediting rate.  Rather, the gains and losses are amortized, usually over time to maturity or the duration of the underlying assets, through adjustments to future interest crediting rates.  These adjustments generally result in contract value, over time, converging with the market value of the underlying assets.  Factors affecting future interest crediting rates include the current yield, duration and the existing difference between market and contract value of the underlying assets.  Interest crediting rates, which cannot be less than zero percent, are generally reset monthly.  The issuers of the contracts guarantee that all qualified participant withdrawals occur at contract value, subject to certain limitations described below.

Contract termination occurs whenever the contract value or market value of the underlying assets reaches zero or upon certain events of default.  If the contract terminates due to a contract issuer default or if the market value of the underlying portfolio reaches zero, the contract issuer will generally be required to pay any excess contract value at the date of termination.  If the Plans default in their obligation under the agreements and the default is not cured within the time permitted, the Plans will receive the market value as of the date of termination.  Contract termination also may occur by either party upon election and notice.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

5.	MASTER TRUST (continued)

Certain events may limit the ability of the Plan to transact at contract value with an issuer. Such events include (i) amendments to Plan documents or the Plans’ administration (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) the failure of the Plans or the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (iv) bankruptcy of the Plan sponsor or other Plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plans; and (v) the delivery of any communication to plan participants designed to influence a participant’s behavior in the investment option. At this time, management does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

Plans’ Interest in Master Trust. As of December 31, 2018 and 2017, the Plans’ percentage interest in the Master Trust was as follows:

	December 31
	2018	2017

ESP	97.771%	98.077%
PSP	0.382	0.366
DSP	0.014	0.014
BPX	1.833	1.543
	100.000%	100.000%

The Plans do not have an undivided interest in the investments held in the Master Trust since each Plan’s interest is based on the account balances of the participants and their elected investment options. Each Plan’s beneficial interest in the underlying investment options does not vary significantly from each Plan’s beneficial interest in the total net assets of the Master Trust.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

5.	MASTER TRUST (continued)

The net assets of the Master Trust as of December 31, 2018 and 2017, and changes in net assets of the Master Trust for the year ended December 31, 2018, are as follows:

NET ASSETS
thousands of dollars

	December 31
	2018	2017
Investments at fair value:
BP ADS	$1,068,040	$1,179,140
Common/collective trust funds	5,793,812	6,354,673
Money market funds	46,461	45,208
Benefit responsive investment contracts at contract value	377,003	369,147
Total investments	7,285,316	7,948,168

Receivables:
Securities sold	-	3,142
Dividends and interest	1,713	1,134
Total assets	7,287,029	7,952,444

Accounts payable:
Pending transactions	1,368	1,190
Accrued fees and other	1,993	1,128
Total liabilities	3,361	2,318

Net assets	$7,283,668	$7,950,126

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

5.	MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2018
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$251,725
Company contributions	161,522
Rollover contributions	39,806
Repayments of notes receivable and interest from participants	34,878
Interest, dividends and other	84,254
Total additions	572,185

Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	784,609
Notes receivable from participants	31,694
Administrative expenses	154
Net depreciation in fair value of investments	419,613
Fund management fees	2,573
Total deductions	1,238,643

Net decrease in assets during year	(666,458)

Net Assets:
Beginning of year	7,950,126
End of year	$7,283,668

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 inputs are observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included within Level 1, which are either directly or indirectly observable at the reporting date.

Level 3 inputs are unobservable inputs that are not corroborated by market data, and may be used with internally developed methodologies that result in management’s best estimate of fair value.

In measuring fair value, the Plans and the Master Trust use valuation techniques that maximize the use of observable inputs. The valuation techniques used by the Plans and Master Trust are summarized as follows:

BP Stock Fund. A unitized stock fund operates similarly to a mutual fund, in that they are composed of stock, and a small percentage of cash or another short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the Net Asset Value (“NAV”), which is the value of the underlying BP ADS and the cash vehicle held by the fund, less any fees, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund are generally considered separately as individual investments for accounting and financial statement reporting purposes and have been reported in this manner as BP ADS and Short Term Investment Fund.

Common/Collective Trust Funds. Common/collective trust funds are valued using the NAV provided by the administrator of the fund as a practical expedient.

Money Market Fund. The money market fund is valued at fair value using published market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS (continued)

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2018 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$1,068,040	$-	$-	$1,068,040
Money market fund	46,461	-	-	46,461

Total investments, at fair value	$1,114,501	$-	$-	$1,114,501

Investments measured at NAV:
Short term investment fund (a)				$441,925
U.S. equity funds (b)				2,017,795
Non-U.S. equity funds (b)				385,314
U.S. bond funds (c)				330,902
Non-U.S. bond funds (d)				33,281
Target date funds (e)				2,559,399
Other (f)				25,196
Total investments, at NAV				5,793,812

Total				$6,908,313

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS (continued)

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2017 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$1,179,140	$-	$-	$1,179,140
Money market fund	45,208	-	-	45,208

Total investments, at fair value	$1,224,348	$-	$-	$1,224,348

Investments measured at NAV:
Short term investment fund (a)				$435,069
U.S. equity funds (b)				2,416,869
Non-U.S. equity funds (b)				453,855
U.S. bond funds (c)				422,064
Non-U.S. bond funds (d)				28,948
Target date funds (e)				2,587,249
Other (f)				10,619
Total investments, at NAV				6,354,673

Total				$7,579,021

(a)
Short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality.  Under normal circumstances, there are no redemption restrictions; redemptions can be made daily with no notice period required.  Plan sponsor-initiated activity may require 15 days prior written notice for the short-term investment fund.

(b)
Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required.  Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.

(c)
U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required.  Plan sponsor-initiated activity may require prior written notice of 15 days.

(d)
Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.	FAIR VALUE MEASUREMENTS (continued)

(e)
Target date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments).  They are designed for participants who expect to retire in or close to the target year stated in each option’s name.  With the exception of the Target Date Retirement Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches.  Upon reaching the target year, the fund will be blended into the Target Date Retirement Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required.  Plan sponsor-initiated activity may require prior written notice of 3 days.

(f)
Other common/collective trust funds seek to offer a diversified exposure to inflation-sensitive securities including U.S. Treasury Inflation Protected Securities (“TIPS”), commodities and global real estate to help hedge against inflation.  Under normal circumstances, redemptions for participant activity may be made daily with no notice period required.  Plan sponsor-initiated activity may require prior written notice of 15 days.

The above provides a general description of the investments.  Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment option.

Transfers between Levels. The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The significance of transfers between levels is evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2018 and 2017, there were no transfers between levels.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Master Trust investments are managed by the investment division of State Street and by Fidelity Management and Research Company, an affiliate of the Plans’ recordkeeper.  The BP Stock Fund holds investments in BP ADS. Purchases and sales of BP ADS during 2018 amounted to $296 million and $297 million, respectively. These transactions qualify as exempt party-in-interest transactions under ERISA. The BP ADS held within the BP Stock Fund earned dividends of $67 million for the year ended December 31, 2018.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plans’ net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	ESP	PSP	DSP	BPX
December 31, 2018

Net assets available for benefits as stated in the financial statements	$7,187,966	$28,315	$1,051	$135,076
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(3,750)	(10)	(3)	(20)
Net assets available for benefits as stated in the Form 5500	$7,184,216	$28,305	$1,048	$135,056

	ESP	PSP	DSP	BPX
December 31, 2017

Net assets available for benefits as stated in the financial statements	$7,866,438	$29,580	$1,130	$124,054
Adjustment from contract value to fair value for fully benefit responsive investment contracts	563	1	-	2
Net assets available for benefits as stated in the Form 5500	$7,867,001	$29,581	$1,130	$124,056

The following is a reconciliation of the Plans’ net increase (decrease) in net assets per the financial statements to the net income (loss) per the Form 5500 (in thousands):

	ESP	PSP	DSP	BPX
Year End December 31, 2018

Net increase (decrease) in net assets per the financial statements	$(678,472)	$(1,265)	$(79)	$11,022
Adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2018	(3,750)	(10)	(3)	(20)
Adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2017	(563)	(1)	-	(2)

Net income (loss) per the Form 5500	$(682,785)	$(1,276)	$(82)	$11,000

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

BP EMPLOYEE SAVINGS PLANS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value

BP Employee Savings Plan (Plan No.001)

* Participant loans	3.25% - 10.50%	N/A	$66,616,085

BP Partnership Savings Plan (Plan No.051)

* Participant loans	4.25% - 6.25%	N/A	$525,255

BPX Energy Employee Savings Plan (Plan No.100)

* Participant loans	4.25% - 6.25%	N/A	$1,598,928

* Indicates party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the respective employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BP EMPLOYEE SAVINGS PLAN

By Plan Administrator

Date: June 7, 2019	/s/ Clifford E. York
Clifford E. York
Head of Pensions and Benefits, Americas
BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN

By Plan Administrator

Date: June 7, 2019	/s/ Clifford E. York
Clifford E. York
Head of Pensions and Benefits, Americas
BP Corporation North America Inc.

BP DIRECTSAVE PLAN

By Plan Administrator

Date: June 7, 2019	/s/ Clifford E. York
Clifford E. York
Head of Pensions and Benefits, Americas
BP Corporation North America Inc.

BPX ENERGY EMPLOYEE SAVINGS PLAN

By Plan Administrator

Date: June 7, 2019	/s/ Clifford E. York
Clifford E. York
Head of Pensions and Benefits, Americas
BP Corporation North America Inc.

BP EMPLOYEE SAVINGS PLANS

EXHIBITS

Exhibit No.	Description

23(a)	Consent of Independent Registered Public Accounting Firm

23(b)	Consent of Independent Registered Public Accounting Firm

23(c)	Consent of Independent Registered Public Accounting Firm

23(d)	Consent of Independent Registered Public Accounting Firm

23(e)	Consent of Independent Registered Public Accounting Firm

23(f)	Consent of Independent Registered Public Accounting Firm

23(g)	Consent of Independent Registered Public Accounting Firm

23(h)	Consent of Independent Registered Public Accounting Firm

23(i)	Consent of Independent Registered Public Accounting Firm